FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November  2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   November  14, 2005

EXHIBIT INDEX

1	News Release 05-20 dated November 14, 2005

2	Consolidated Financial Statements of Miramar Mining Corporation for the Periods Ended September 30, 2005 and 2004

3	Management's Discussion and Analysis for the Period Ended September 30, 2005

EXHIBIT 1

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

November 14, 2005	NEWS RELEASE 05-20	MAE - TSX MNG-AMEX

Miramar Mining Reports Financial Results for Third Quarter 2005

VANCOUVER — Miramar Mining Corporation today announced its financial results for the third quarter ended September 30, 2005. For the period, Miramar reported a consolidated net loss of $1.0 million, or $0.01 per share compared to a net loss of $6.3 million or $0.04 per share in the same period in 2004. Included in the third quarter are non-recurring closure and severance expenses of $0.4 million.

For the nine month period ended September 30, 2005, the Company reported a consolidated net loss of $2.6 million of $0.02 per share compared to $20.2 million or $0.13 per share for the same period of 2004.

At September 30, 2005, Miramar was well financed with working capital of $29.1 million including cash and cash equivalents of $32 million. In addition to working capital, at September 30, 2005 the Company had $14.5 million in cash collateral deposits for reclamation bonds, which are classified outside of working capital. Unaudited financial statements at September 30, 2005 and Management Discussion and Analysis of the financial statements are attached.

Exploration Highlights

The bulk of the summer 2005 exploration program at Hope Bay was directed toward resource expansion and regional exploration. Drilling directed towards resource expansion continued at Naartok throughout the summer with 2-3 drills active. Regional exploration consisting of mapping, prospecting, till sampling, geophysics and limited core drilling was completed. Regional exploration focused on three projects, regional assessment, regional non-assessment and Madrid trend exploration. Results of this summer drilling are anticipated to be released shortly.

For earlier results of the 2005 exploration program please see the news releases on the Company’s website at www.miramarmining.com.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation and the qualified person for the company in accordance with NI 42-101.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Mine. Miramar then expects to extend and expand production levels by developing through phase 2 & 3, the rest of Doris, Boston and eventually Madrid.

In parallel with these activities, Miramar intends to continue the exploration programs at Hope Bay to discover new deposits to contribute to a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners. Any production on the belt is subject to successful completion of permitting procedures and production financing. Any options for production from Doris Central, Madrid or Boston would be subject to the successful completion of additional drilling, economic studies and permitting procedures, as well as availability of financing among other conditions.

Forward Looking Statements

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, without limitation, statements relating Miramar’s strategies, goals and objectives at the Hope Bay project and the expected results of exploration work. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as “expects,” “plans,” “anticipates, “believes,” “intends,” “estimates,” “projects,” “potential,” “goal,” “objective,” “strategy,” or variations thereof or similar expressions or statements that events or conditions “will,” “would,” “may,” “could,” or “should” occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission. Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All financial information in this news release is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572    Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email: info@miramarmining.com

2

EXHIBIT 2

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION
Periods ended September 30, 2005 and 2004

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

As at September 30, 2005 and December 31, 2004

	September 30, 2005 (unaudited	December 31, 2004

Assets

Current assets:
Cash and cash equivalents	$ 32,463	$ 30,215
Short term investments	200	—
Accounts receivable	2,245	2,340
Inventory	4,713	7,178
Prepaid expenses	655	267

	40,276	40,000

Power credits receivable	1,654	1,945
Property, plant and equipment (note 4)	5,805	5,766
Mineral properties (note 5)	67,904	160,003
Cash collateral deposits	14,545	14,674
Investment in Northern Orion Explorations Ltd.	8,505	9,182
Other assets	887	707

	$ 239,576	$ 232,277

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	8,316	7,131
Current portion of site reclamation and closure costs(note 6)	3,254	7,485

	11,570	14,616

Deferred gain	1,654	1,945
Provision for site reclamation and closure costs(note 6)	10,501	12,274
Future income tax liability	23,272	19,120

	46,997	47,955

Shareholders’ equity
Share capital(note 7)	389,798	380,734
Contributed surplus(note 7)	6,861	5,025
Deficit	(204,080)	(201,437)

	192,579	184,322

	$ 239,576	$ 232,277

See accompanying notes to consolidated financials statements.

14/11/2005	Page 2

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(expressed in thousands of Canadian dollars, except per share amounts

	3 months ended September 30,		9 months ended September 30,
	2005 (unaudited)	2004 (unaudited)	005 (unaudited)	2004 (unaudited)

Revenue:
Sales	$ 407	$ 1,404	$ 407	$ 7,274
Interest income	171	184	683	930
Other income	—	982	1,101	2,391

	578	2,570	2,191	10,595
Expenses:
Cost of sales	407	5,281	407	19,274
Depreciation, depletion, and accretion	244	427	842	1,436
General and administration expenses	278	628	1,204	1,425
Salaries	248	385	833	1,122
Professional services	224	234	452	573
Investor relations	30	64	110	104
Other expenses	94	—	229	—
Stock-based compensation	—	—	1,125	2,163
Severances and closure expenses	405	108	405	1,304
Foreign exchange	(1)	47	(1)	53
Write down of assets	—	1,836	—	3,708

	1,929	9,010	5,606	31,162

Loss from operations before items
noted below	(1,351)	(6,440)	(3,415)	(20,567)

Equity loss of investee	(11)	(12)	(227)	(44)

Loss before income taxes	(1,362)	(6,452)	(3,642)	(20,611)

Income taxes:
Current	(45)	(68)	11	(390)
Future	382	261	988	820

Loss for the period	(1,025)	(6,259)	(2,643)	(20,181)
Deficit, beginning of the period	(203,055)	(182,900)	(201,437)	(168,978)

Deficit, end of the period	$ (204,080)	$ (189,159)	$ (204,080)	$ (189,159)

Loss per share, basic and diluted	$ (0.01)	$ (0.04)	$ (0.02)	$ (0.13)

Weighted average number of common shares	159,790,417	152,057,922	159,780,083	151,954,550

See accompanying notes to consolidated financial statements.

14/11/2005	Page 3

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

	3 months ended September 30,		9 months ended September 30,
	2005 (unaudited)	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)

Cash provided by (used in):

Operations:
Loss for the period	$(1,025)	$(6,259)	$(2,643)	$(20,181)
Site reclamation	(1,971)	—	(6,587)	—
Items not involving cash:
Depreciation, depletion and accretion	244	427	842	1,436
Future income taxes	(382)	(261)	(988)	(820)
Write-down of assets	—	1,836	—	3,708
Equity loss of investee	11	12	227	44
Stock based compensation	—	—	1,125	2,163
Other	—	(106)	17	(315)
Net change in non-cash working capital:
Accounts receivable	(257)	(843)	95	148
Inventory	607	(2,353)	688	(3,082)
Prepaid expenses	278	93	(388)	(298)
Accounts payable and accrued liabilities	2,598	2,914	1,185	2,988

	103	(4,540)	(6,427)	(14,209)

Investments:
Expenditures on plant, equipment and deferred exploration	(7,090)	(11,013)	(15,913)	(30,534)
Purchase of securities and short term investments	—	—	(500)	—
Cash collateral deposits	(34)	—	129	—
Sale of assets	679	—	10,755	900

	(6,445)	(11,013)	(5,529)	(29,634)

Financing:
Issue of common shares for cash	14,212	35	14,204	680

	14,212	35	14,204	680

Increase(decrease) in cash and cash equivalents	7,870	(15,518)	2,248	(43,163)

Cash and cash equivalents, beginning of the period	24,593	42,276	30,215	69,921

Cash and cash equivalents, end of the period	$ 32,463	$ 26,758	$ 32,463	$ 26,758

Supplementary information:
Income taxes paid	45	68	107	390

Non-cash investing and financing activities
Fair value of stock options exercised	—	—	—	133
Stock-based compensation in deferred exploration	—	—	710	1,087

See accompanying notes to consolidated financials statements.

14/11/2005	Page 4

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2005

1.	Interim Financial Statements:

These unaudited interim consolidated financial statements of Miramar Mining Corporation (the “Company”) have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements as at September 30, 2005 and for the three and nine months ended September 30, 2005 and 2004 are unaudited; however they reflect all adjustments necessary for a fair presentation of the results for the interim periods presented. Certain of the comparative figures have been reclassified to conform to the current period presentation.

These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly the consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2004.

2.	Changes in Accounting Policies:

Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG-15”). The new guideline establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s consolidated financial statements.

3.	Related Parties:

The Company holds 14.0% of Sherwood Mining Corporation (“Sherwood”). The Company supplied services on a cost recovery basis to Sherwood totalling $122,344 during the nine month period ended September 30, 2005 (September 30, 2004 — nil), consideration for which included approximately $107,000 for common shares issued by Sherwood to the Company for services provided.

The Company holds 7.2% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus totalling $988,949 during the nine month period ended September 30, 2005 (September 30, 2004 — nil). On September 20, 2004, the Company completed an option agreement with Maximus whereby Maximus can earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay by spending $7.5 million scheduled over a three year period. In consideration for entering the option agreement, Maximus will pay the Company five million shares of Maximus over a three-year period as repayment for expenditures on the properties. Additional shares could also be issued to the Company at specific resource milestones.

14/11/2005	Page 5

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2005

4.	Property, plant and equipment:

	Cost	Accumulated depreciation & depletion	Net book value at September 30, 2005	Net book value at December 31, 2004

Mine plant and equipment	$109,923	$(107,707)	$2,216	$2,261
Exploration equipment	1,990	(277)	1,713	1,506
Construction in progress	1,217	—	1,217	1,216
Computer equipment	1,343	(810)	533	566
Leasehold and office equipment	532	(406)	126	123
Other	94	(94)	—	94

Total	$115,099	$(109,294)	$5,805	$5,766

5.	Mineral properties:

The following is a summary of exploration and development costs incurred to September 30, 2005:

	Three Months			Nine Months

	Back River	Hope Bay	Total	Back River	Hope Bay	Total

Balance at beginning of period	$ -	$ 160,897	$ 160,897	$ 8,292	$ 151,711	$ 160,003

Additions in the period:
Drilling	-	1,745	1,745	-	4,015	4,015
Sample analysis	-	232	232	-	438	438
Personnel and contracts	-	1,054	1,054	-	2,591	2,591
Stock-based compensation	-	-	-	-	710	710
Supplies and equipment	-	406	406	132	757	889
Other exploration costs	-	36	36	-	327	327
Title and claim management	-	49	49	-	355	355
Transportation and freight	-	1,745	1,745	-	2,784	2,784
Camp and infrastructure	-	706	706	-	1,410	1,410
Environmental and permitting	-	840	840	-	2,390	2,390
Feasibility and studies	-	194	194	-	416	416

	-	7,007	7,007	132	16,193	16,325

Disposition of mineral property	-	-	-	(8,424)	-	(8,424)

Balance at end of period	$ -	$ 167,904	$ 167,904	$ -	$ 167,904	$ 167,904

On February 18, 2005 the Company assigned to Dundee Precious Metals Inc. its option to purchase from Kinross Gold Corporation 60% of the Back River project, including the Goose and George Lakes deposits. The Company received proceeds of approximately $10 million for the reimbursement of past exploration costs and inventory acquisition incurred by the Company on the Back River Project plus 5%.

14/11/2005	Page 6

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2005

6.	Site closure and reclamation:

Balance, December 31, 2004	$ 19,759
Liabilities incurred in the current year	-
Site closure and reclamation costs incurred	(6,587)
Accretion expense	583

Balance, end of the period	$ 13,755

Allocated between:
Current portion	3,254
Non-current portion	10,501

$ 13,755

7.	Share capital:

(a)	Authorized:

500,000,000 common shares without par value.

(b)	Issued:

	Common shares		Contributed surplus
	Number of shares	Amount	Amount

Balance December 31, 2004	159,774,830	$ 380,734	$ 5,025
Issued:
Common shares, net of costs	-	(12)	-
Future income tax effect of flow through shares	-	(5,140)	-
Fair value of stock-based compensation	-	-	1,490

Balance March 31, 2005	159,774,830	$ 375,582	$6,515

Issued:
Common shares, net of costs	-	(2)	-
On exercise of stock options	6,000	6	-
Fair value of stock-based compensation	-	-	346

Balance June 30, 2005	159,780,830	$ 375,586	$ 6,861

Issued:
Common shares, net of costs	7,320,000	14,206	-
On exercise of stock options	6,000	6	-

Balance September 30, 2005	167,106,830	$ 389,798	$ 6,861

On September 30, 2005, the Company completed a private placement of 7,320,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of $15.0 million. In consideration for their services, the underwriters received commissions of $0.8 million and brokers’ warrants exercisable to purchase 366,000 common shares at $2.05 per common share until September 30, 2006. The fair value of these warrants at the grant date was $0.1 million and has been

14/11/2005	Page 7

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2005

shown on a net basis in share capital. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15,000,000 by December 31, 2006.

(c)	Stock options:

At September 30, the Company had stock options outstanding as follows:

	Shares options	Average exercise price

Outstanding, December 31, 2004	6,263,578	$ 2.18
Granted	2,362,000	1.29
Forfeited or expired	(56,300)	2.38
Outstanding, March 31, 2005	8,569,278	1.93

Exercised	(6,000)	1.00
Granted	671,706	1.40
Forfeited or expired	(619,100)	2.71
Outstanding, June 30, 2005	8,615,884	$ 1.83

Exercised	(6,000)	1.01
Forfeited or expired	(421,500)	1.89

Outstanding, September 30, 2005	8,188,384	$ 1.84

The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.6% a dividend yield of 0%, an expected volatility of 60% and expected lives of stock options of 5 years. The weight average fair value of options granted in 2005 was $0.74 per share option.

(d)	Warrants and brokers compensation options:

At September 30, the Company had warrants and brokers compensation options outstanding as follows:

	Warrants and options	Average exercise price

Outstanding, December 31, 2004	1,316,267	$ 2.26
Expired	(676,267)	2.10
Outstanding, March 31, 2005	640,000	2.43

Expired	(265,000)	3.05
Outstanding, June 30, 2005	375,000	$ 1.99

Expired	366,000	2.05
Outstanding, September 30, 2005	741,000	$ 2.02

8.	Financial instruments:

The carrying values and fair values based on the quoted market values, of the investment in Sherwood, Maximus and other assets, at September 30, 2005 are as follows:

	Carrying value	Fair value

Investment in Sherwood	$180	$4,041
Other assets	134	719

14/11/2005	Page 8

EXHIBIT 3

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the three and a nine month period ended September 30, 2005 and compares them with the same periods in the previous year. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements and related notes. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in thousands of Canadian dollars, except per share amounts. This MD&A is as of November 14, 2005.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic where the Company has focused its activities for more than ten years. In 2004, the Company determined that gold production was no longer economically viable at its Con and Giant mines in Yellowknife, Northwest Territories and terminated all mining activities. The Company’s business focused on the exploration and development of the Hope Bay gold mineral project in Nunavut.

The Company’s goal is to become an intermediate gold producer through the phased development of the Hope Bay gold project as follows:

Phase 1:	Short-term: Development of a small scale, high return gold mine at Doris North to commence production as expeditiously as possible, with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. Doris North is projected to produce 155,000 ounces of gold per year for two years;

Phase 2:	Medium-term: To extend and expand production levels by developing the higher grade, readily accessible areas of the Boston, Doris and Madrid deposits, with a target production level of approximately 200,000 ounces of gold per annum, generating sufficient cash flow to advance to phase three;

Phase 3:	Longer-term: To further expand gold production by maximizing the potential of the very large Madrid deposit, and the remainder of the Boston and Doris deposits, to generate sustained production in the range of 350,000 to 400,000 ounces of gold per annum.

Phases 2 and 3 are based on conceptual plans which depend on future positive mine engineering and geological studies.

11/18/2005	1

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

In parallel with these development oriented activities, the Company intends to continue its exploration efforts at Hope Bay with the objective of discovering new deposits which could contribute to a sustained intermediate production profile, while also conducting grassroots exploration in cooperation with strategic partners to identify longer term opportunities.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North project, complete a positive feasibility study in 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete development and permitting of the Boston, Doris and Madrid deposits and identify additional resources.

Third Quarter 2005 Highlights

•	Exploration programs in 2005 have been designed to upgrade the confidence in resources to support, if successful, a feasibility study in 2006 on Phase 2 of the development strategy for Hope Bay.

•	Exploration drilling totaling 33,264 meters was completed during 2005, including 26,310 meters in the Madrid area, 5,412 meters at Doris Central and 1,542 meters in regional belt targets.

•	A technical meeting to review the Doris North Draft Environmental Impact Study (“DEIS”) was held in August 2005 by the Nunavut Impact Review Board (“NIRB”) with all of the relevant regulatory agencies in attendance. The meeting identified additional information to be incorporated into the final Environmental Impact Study (“FEIS”). The FEIS was submitted on October 31, 2005.

•	“Flow-through” equity financing completed for $15 million of gross proceeds of 7,320,000 common shares issued at $2.05 per share.

•	Consolidated net loss of $1.0 million or $0.01 per share.

EARNINGS AND CASH FLOW

For the three month period ended September 30, 2005, the Company had a net loss of $1.0 million or $0.01 per share compared to a net loss of $6.3 million or $0.04 per share in the same period in 2004. For the nine month period, the Company had a net loss of $2.6 million or $0.02 per share compared to a net loss of $20.2 million or $0.13 per share in the same period in 2004. In 2004, the Company had gold mining operations which were operating at a loss and accounted for $5.3 million of the reported loss in the quarter and $15.7 million of the reported loss during the

11/18/2005	2

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

nine month period. In December 2004, the Company terminated gold operations at the Con Mine and activities were transitioned into reclamation of the property.

Selected Financial Data

The following tables summarize total revenue loss and loss per share over the last eight fiscal quarters.

	2005 Q3	2005 Q2	2005 Q1	2004 Q4

Total Revenue	$578	$614	$999	$1,670
Loss	$(1,025)	$(481)	$(1,137)	$(12,278)
Per Share	$(0.00)	$(0.00)	$(0.01)	$(0.07)

	2004 Q3	2004 Q2	2004 Q1	2003 Q4

Total Revenue	$2,570	$4,057	$3,968	$9,513
Loss	$(6,259)	$(6,868)	$(7,054)	$(4,263)
Per Share	$(0.04)	$(0.05)	$(0.05)	$(0.03)
Note: Loss and loss per share figures for 2004 and 2003 have been restated to reflect the changes in accounting for site reclamation and closure costs and stock-based compensation, disclosed in note 2 of the annual consolidated financial statements.

OPERATIONS OVERVIEW

Revenue

Interest income in the third quarter of 2005 was $0.2 million compared to $0.2 million in the same period of 2004. For the nine month period ended September 30, 2005, interest income was $0.7 million compared to $0.9 million in 2004 and was lower due to a lower average cash balance in 2005. Other income was $1.1 million in the nine month period ended September 30, 2005 and includes management fees received from the Department of Indian and Northern Affairs (“DIAND”) for services provided for the Giant Mine, a fee for services provided to Sherwood Mining Corporation and a gain on the sale of the Back River mineral property. For the nine month period in 2004, other income was $2.4 million and included a gain on the utilization of power credits which were received as part of the sale of the Bluefish hydroelectric facility. Power credits utilized in 2005 are credited to the cost of reclamation of the Con mine which reduces the accrued asset retirement liability for the mine rather than being reported as other income. There are no significant amounts of gold sales revenue reported in 2005 due to termination of mining activity at Con Mine in December 2004; however, in the third quarter of 2005, the Company sold 760 ounces of residual gold recovered from the process plant in the period.

11/18/2005	3

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Costs

As noted above, mining operations ceased in December 2004, however during the third quarter the company sold 760 ounces of residual gold for which costs were 0.4 million. During the third quarter of 2005, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $0.9 million compared to $1.3 million in the same period of 2004 due to higher travel costs in 2004 and partially offset by higher allocation of staff to the Hope Bay project in 2005. Depreciation, depletion and accretion expense in the third quarter of 2005 was $0.2 million compared to $0.4 million in the same period of 2004. The decrease results from the closure of Yellowknife operations and elimination of related equipment depreciation.

During the nine month period ended September 30, 2005, general and administrative expenses, salaries and benefits, professional services, investor relations and other costs totaled $2.8 million compared to $3.2 million in the same period of 2004 as discussed above. Stock-based compensation was $1.1 million in the first nine months of 2005 compared to $2.2 million in the same period of 2004. In total in the 2005 period, options to purchase 3,033,706 common shares were granted which the Company estimated had an average fair value of $0.74 per share option, compared to 2,664,060 stock options in the 2004 period at an average fair value of $1.55 per share option. The estimated fair value in 2005 was lower than the estimated fair value in 2004 due a decrease in the market price per share. Depreciation, depletion and accretion expense in the first nine months of 2005 was $0.8 million compared to $1.4 million in the same period of 2004. The decrease results from the closure of Yellowknife operations as noted above.

Exploration and Development Activities

The focus for the Company continues to be on the Hope Bay project. The Company is committed to a strategy of advancing the Hope Bay project to a production decision while continuing to expand gold resources. The staged development strategy will focus first on the high grade gold Doris North project, with the goal of generating cash flow to pay for site infrastructure and to fund the continued exploration and development of other resources on the Hope Bay belt. The Company plans to pursue extensions and expansions to the initial phase of production through the mining of other resources on the Hope Bay belt. The Company’s exploration strategy will focus on expanding and increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained intermediate production profile. The Company will continue to conduct grassroots exploration in cooperation with strategic partners. To achieve these objectives, the Company needs to successfully complete the current

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

permitting process for the Doris North project, complete a positive feasibility study during 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete development of the Boston, Doris and Madrid deposits and identify additional resources.

In the third quarter of 2005, expenditures at Hope Bay totaled $7.1 million for exploration, including 15,310 meters of core drilling and the advancement of permitting and engineering for the Doris North project. Exploration programs for 2005 are designed to upgrade resources at Boston, Doris Central and Madrid to support, if successful, a feasibility study in 2006. Drilling commenced in March, first at Doris Central and then later in the month at Madrid.

In the third quarter of 2005, drilling was focused within the Madrid system primarily around the Naartok deposit where 13,759 meters were drilled. Activity at Naartok focused on extending mineralization surrounding the wide, high grade interception of hole 05PMD328 in the second quarter which returned 66 meters grading 11.5 grams of gold per ton. This hole was a 105 meter step out from a 2004 hole that intercepted 9.8 grams of gold per ton over 64.2 meters and suggests potential for significant dimensions and thickness. Prior to the 2005 work, the Madrid area, which includes Naartok, contained more than 3 million ounces of gold comprised of an indicated resource of 838,000 ounces of gold at a grade of 5.5 grams per ton with an additional 2.6 million ounces of gold at a grade of 5.4 grams per ton of inferred resources.

The Company continues to work towards obtaining permits for the Doris North project. As a result of the NIRB recommendation in August 2004 to the Minister of DIAND that the project should not proceed on the basis of the existing application, the Company submitted a revised preliminary project description on Doris North in February 2005. On March 7, 2005 NIRB recommended to the Minister of DIAND that the project should proceed to a Part 5 review requiring a public hearing. In April 2005, the Minister accepted NIRB’s recommendation for a Part 5 review which led the Company to submit a revised draft environmental impact statement (“DEIS”) to NIRB in June 2005. In August 2005, NIRB conducted a technical review of the DEIS and issued comments to be addressed before submission of the final document. The Company revised the draft document as requested and submitted the final environmental impact statement (“FEIS”) on October 31, 2005. The Company is targeting production for the end of 2007; however, the timing of production is dependent upon future permitting, the timing of which is uncertain. To account for contingencies that might delay the permitting process, the FEIS contains a hypothetical schedule with production commencing in 2008.

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Programs

During the third quarter of 2005, the Company had capital expenditures of $7.0 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment compared to expenditures in the third quarter of 2004 of $10.9 million for exploration and project activities at Hope Bay and Back River.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and assumptions in determining stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources and future recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Cost

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of the mineral properties are assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $167.9 million for Hope Bay at September 30, 2005.

Asset Retirement Obligation

Asset retirement obligations are the estimated costs associated with mine closure and reclamation and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value at its initial discounted value and is amortized over the asset’s useful life. In the event the actual cost of reclamation exceeds the Company’s estimates, the additional

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

During the first nine months of 2005, the Company commenced reclamation activities at the Con Mine. Activities in the third quarter of 2005 were focused on the reclamation of historic mill roaster tailings. Arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit at the Con Mine. Reclamation of a significant portion of these materials was completed as planned in the period and costs for the reclamation activities were recorded as a reduction of the liability, as detailed below:

Balance, beginning of period	$19,759
Liabilities incurred in the current year	—
Site closure and reclamation costs incurred	(6,587)
Accretion expense	583

Balance, end of the period	$13,755

Allocated between:
Current portion	3,254
Non-current portion	10,501

$13,755

Key assumptions in estimating the asset retirement obligation for the Con Mine include reclamation of historic mill roaster tailings completed in 2005 and final wash down and treatment of storage pits completed in 2006; the final abandonment and restoration plan is approved and other site activities commence in 2006; all buildings are removed and mine openings capped; the site is restored to the standard acceptable for commercial-use property; water treatment and monitoring continues post-closure for a period of 12 years.

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pad and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed.

Stock-based Compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the award’s vesting period. The Company estimates the fair value using the Black-Scholes option pricing model; key assumptions used in 2005 were: a risk-free interest rate of 3.6%, a dividend yield of 0%, an expected volatility of 60% and expected lives of

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

stock options of 5 years. The weight average fair value of options granted in 2005 was $0.74 per share option.

FINANCING AND LIQUIDITY

At September 30, 2005, the Company had consolidated working capital of $28.7 million compared to $25.4 million at the end of 2004. At September 30, 2005 the company had $32.5 million of cash and cash equivalents compared to $30.2 million at the end of 2004. September 30, 2005 the Company also had $14.5 million in cash collateral deposits for reclamation bonds which are classified outside of working capital.

On February 18, 2005, the Company assigned to Dundee Precious Metals Inc. its option from Kinross Gold Corporation to earn a 60% interest in the Back River project. The Company received approximately $10 million representing the reimbursement of costs incurred by the Company on the Back River project plus 5%. Dundee is required to issue to the Company 150,000 common shares, or pay the cash equivalent, if either (i) the total mineral resources on the Goose Lake property are increased to 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production on the Back River project. Dundee is required to issue a further 187,500 common shares, or pay the cash equivalent, if Dundee exercises its option to earn a 60% interest on the Back River project.

On October 18, 2004, the Company completed a private placement of 7,600,000 flow-through common shares at a price of $2.00 per common share for gross proceeds of $15.2 million. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) for the entire amount by December 31, 2005.

On September 30, 2005, the Company completed a private placement of 7,320,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of $15.0 million. In consideration for their services the underwriters received commissions of $0.8 million and brokers’ warrants exercisable to purchase 366,000 common shares at $2.05 per common share until September 30, 2006. The fair value of these warrants at the grant date was $0.1 million and has been shown on a net basis in share capital. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) for the entire amount by December 31, 2006.

Subsequent to the quarter, the Company reached an agreement in principal on the terms of a private equity placement of 18,500,000 units at $2.35 per unit to Newmont Mining Corporation

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

(“Newmont”) for offering of $43.5 million; each unit consisting of one common share of the Company and a warrant to purchase a common share of the Company at $2.75 for a period of 48 months. The common shares comprise 10% of the Company’s issued and outstanding shares and 18% of issued and outstanding if all warrants were exercised. The Company has agreed to grant to Newmont periodic access to technical data, information on permitting progress and future work plans and site visitation rights. The agreement is subject to approval by Toronto Stock Exchange.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities for the near term. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through a combination of project debt and equity financings. The Company’s strategy is to use equity financing for exploration activities and to maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies

The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations, in accordance with accounting guidelines described above, to be an aggregate of $13.8 million at September 30, 2005. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay properties in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine. The Company has cash collateral deposits totaling $14.5 million.

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydro electric facility into a reclamation security trust, in accordance with an agreement with DIAND. The remaining $1 million of the proceeds was deposited into a second reclamation security trust. The cost of reclamation was estimated by the Company on the basis of a draft remediation plan which had been submitted to the McKenzie Valley Water Board in February 2003. The final plan is currently under review by the Water Board and any changes to the plan could result in an increase to the estimated liability.

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. The re-assessment does not give rise to any taxes payable by the Company. However, as part of the original transaction, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, (approximately $2.3 million at September 30, 2005), should a ruling denying the transfer of certain tax pools be made against the Company. The Company has received notification that CRA has recently reviewed the re-assessment and re-confirmed the original re-assessment. As a result, the Company filed a notice of appeal in April 2005. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at September 30, 2005.

Contractual Obligations

The following table summarizes the contractual obligations as at January 1, 2005 of the Company for each of the five years commencing with 2005 and thereafter.

	2005	2006	2007	2008	2009	Thereafter

Oxygen plant	$780	$1,020	$—	$—	$—	$—
Office lease costs	228	228	236	236	236	482
Exploration equipment	450	257	30	—	—	—
Site reclamation	7,485	3,145	—	—	—	—

The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined and, as a result, only a portion of the obligation is shown in the table above. The Company is in the process of finalizing its abandonment and restoration plan with regulatory agencies for the Con Mine which will establish the extent and timing of reclamation activities. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

For additional information related to the Company’s obligations and commitments see note 16 in the annual consolidated financial statements.

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

OUTLOOK

The outlook for the Company is dependent on the successful exploration and development of the Hope Bay project. The Company controls 100% of the Hope Bay project, which has measured and indicated resources totaling 2.1 million ounces of gold at a grade of 9.6 grams per ton and an additional 4.3 million ounces of gold at a grade of 7.0 grams per ton in the inferred category.

The Company plans to continue to work towards making a production decision on the Doris North project, including advancement of the permitting process. The Company is confident that it will be successful in addressing the concerns of the regulatory agencies and, if the permitting process is successfully completed, the Company will make a final decision on a commitment to the construction process. If the project is approved by the Company, production could commence during 2007 or 2008. However, there can be no assurance that the permitting process will be completed as planned or that the Company will develop Doris North as anticipated.

As part of the Company’s development strategy for Hope Bay, programs have been initiated in 2005 designed to deliver a feasibility study in 2006 which, if successful, could demonstrate the opportunity for the development of significant sustained gold production following the Doris North project. Included in these programs are infill drilling at Doris Central, western Madrid and potentially Boston.

As a result of the termination of mining activities at Con and Giant mines, the Company does not expect to generate significant operating revenue in 2005. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in Q1 2006 which will permit the Company to conduct final reclamation activities in subsequent periods. On June 30, 2005, the Company returned the Giant Mine property to DIAND in accordance with the terms of the acquisition agreement. The Company does not have any ongoing reclamation obligations for the Giant Mine.

In 2005, the Company expects to continue to incur expenses relating to general and administration, stock-based compensation and accretion of its asset retirement obligations.

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINITIES

The Company will require additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term.

The impact of fluctuations in the price of gold is a risk to the Company’s ability to develop its properties as well as future profitability and cash flow. As the gold price is denominated in U.S. dollars, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars fluctuate. The Canadian dollar strengthens compared to the U.S. dollar, revenue from future gold sales, which is generated in U.S. dollars, would convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. Permitting mining projects such as the Doris North project requires the input and approval of regulatory agencies which are beyond the Company’s control. As a result, the receipt of approvals for the project and the timing of grants of necessary permits are inherently uncertain.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay project and the expected results of this work and strategies and plans for the development of the Hope Bay project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” “strategy”, “target,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work

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MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

program; the risk of environmental contamination or damage resulting from Miramar’s operations, risks and uncertainties described under “Risks and Uncertainties” and elsewhere in the Management’s Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)" does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

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